G. WILLI-FOOD INTERNATIONAL LTD
          ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003

                SALES DECREASE OF 6%, NET INCOME DECREASE OF 30%
                ------------------------------------------------

Yavne, Israel, May 25, 2003.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the first quarter ended March 31, 2003.

Total sales for the three months ended March 31, 2003, decreased by 6% to NIS 38,716,000 (US$ 8,260,000) from NIS 40,992,000 (US$ 8,746,000) for the same period in 2002. The decrease in total sales for the three months ended March 31, 2003 compared to the same period in 2002, is accounted for by a fall in the price of food products due to the deepening of the recession in the Israeli market, the growth in unemployment, which is causing a decrease in the purchasing power in the Israeli market, and an increase in local competition.

Gross profit for the three months ended March 31, 2003, decreased by 31% to NIS 8,467,000 (US$ 1,806,000) from NIS 12,271,000 (US$ 2,618,000) for the same period in 2002. The gross profit represents 22% of the total sales for the three months ended March 31, 2003 compared to 30% for the same period in 2002. The decrease in gross profit for the three months ended March 31, 2003 compared to the same period in 2002, is accounted for, among other reasons, by a decrease in the sales prices to customers due to increased competition and other market factors, mainly because supermarket chains enjoy large purchasing power and cause a decrease in the prices at which they purchase.

Operating income for the three months ended March 31, 2003 decreased by 44% to NIS 3,874,000 (US$ 825,000) from NIS 6,966,000 (US$ 1,486,000) for the same period in 2002.

Net income for the three months ended March 31, 2003 decreased by 30% to NIS 3,105,000 (US$ 663,000) from NIS 4,457,000 (US$ 951,000) for the same period in
2002.

The basic earnings per share for the three months ended March 31, 2003 is NIS
0.73 (US$ 0.15) from NIS 1.04 (US$ 0.22) for the same period in 2002.

G. Willi-Food International Ltd. is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.


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                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (Adjusted to NIS of March 2003)


                                                                    Convenience
                                                                    translation
                                                                       into
                                  Adjusted New   Israeli Shekels    U.S. Dollars
                                  ------------------------------   -------------
                                     March 31,     December 31,       March 31,
                                       2003           2002              2003
                                  --------------  --------------   -------------
                                   In thousands    In thousands    In thousands
                                    Unaudited        Audited         Unaudited
                                    ---------        -------         ---------

ASSETS

Current assets
 Cash and cash equivalents             29,390        27,893           6,271
  Marketable securities                17,994        21,718           3,839
  Trade receivables                    36,034        24,767           7,689
  Other receivables and prepaid
  expenses                              3,766         3,252             803
  Related parties                         166           --               35
 Inventories                           14,649        16,748           3,125
                                      -------       -------         -------
Total current assets                  101,999        94,378          21,762
                                      -------       -------         -------

Property and equipment
 Cost                                   7,255         7,073           1,548
 Less-accumualted depreciation          4,434         4,197             946
                                      -------       -------         -------
                                        2,821         2,876             602
                                      -------       -------         -------
Other assets, net                          59            60              13
                                      104,879        97,314          22,377
                                      =======       =======         =======
   LIABILITIES AND
    SHAREHOLDERS' EQUITY

Current liabilities
Short term bank credit                  4,124         1,080             880
 Trade payables                        13,321        11,456           2,843
 Related parties                          905         1,221             193
 Other and accrued expenses             2,728         2,833             582
                                      -------       -------         -------
Total current liabilities              21,078        16,590           4,498
                                      -------       -------         -------

Long-term liabilities
Accrued severance pay                     164           167              35
Other long-term liabilities                30            55               6
                                      -------       -------         -------
Total long-term liabilities               194           222              41

Shareholders' equity                   83,607        80,502          17,838
                                      -------       -------         -------
                                      104,879        97,314          22,377
                                      =======       =======         =======




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


                                              G. WILLI-FOOD INTERNATIONAL LTD.

                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (Adjusted to NIS of March 2002)


                                                                                       Convenience
                                                       Adjusted                        Translation
                                                  New Israeli Shekels               into U.S. Dollars
                                  ------------------------------------------------- -----------------
                                            Three months             Year ended       Three months
                                           Ended March 31,           December 31,    Ended March 31,
                                      2 0 0 3         2 0 0 2          2 0 0 2           2 0 0 3
                                  --------------   ------------     --------------- -----------------
                                          In thousands               In thousands     In thousands
                                           Unaudited                   Audited         Unaudited
                                  -----------------------------     --------------- -----------------


Sales                                  38,716           40,992          132,370            8,260

Cost of sales                          30,249           28,721          103,873            6,454
                                   ----------       ----------       ----------       ----------
Gross profit                            8,467           12,271           28,497            1,806
                                   ----------       ----------       ----------       ----------
Selling expenses                        2,351            2,781           10,297              502

General and
administrative expenses                 2,242            2,524            8,422              479
                                   ----------       ----------       ----------       ----------

Total operating expenses                4,593            5,305           18,719              981
                                   ----------       ----------       ----------       ----------

Operating income                        3,874            6,966            9,778              825

Financial income
(expenses) , net                          557             (507)            (246)             121
Other income (expenses),
net                                        --               (4)              30               --
                                   ----------       ----------       ----------       ----------
Income before taxes on
income                                  4,431            6,455            9,562              946

Taxes on income                         1,326            1,998            2,315              283
                                   ----------       ----------       ----------       ----------
Net income                              3,105            4,457            7,247              663
                                   ==========       ==========       ==========       ==========
Earnings per share data:
Earnings per share:
Basic                                    0.73             1.04             1.69             0.15
                                   ==========       ==========       ==========       ==========
Diluted                                  0.73             1.04             1.69             0.15
                                   ==========       ==========       ==========       ==========
Shares used in computing

earnings per ordinary
share:

Basic                               4,277,500        4,277,500        4,277,500        4,277,500
                                   ==========       ==========       ==========       ==========

Diluted                             4,277,500        4,277,500        4,277,500        4,277,500
                                   ==========       ==========       ==========       ==========